UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September 2023
Commission File Number:
001-37452

CELYAD ONCOLOGY SA
(Translation of registrant’s name into English)

Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Celyad Oncology SA

Financial and Operating Results

On September 4, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing its financial and operating results for the first half of 2023. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and a copy of the Company’s interim financial report for the first half of 2023 is attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quote of Georges Rawadi contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on September 4, 2023

99.2	Interim Financial Report issued by the registrant on September 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: September 4, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer